UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FORTUNA MINING CORP.

(Exact name of the registrant as specified in its charter)

British Columbia, Canada	001-35297	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada		V6C 3L6
(Address of principal executive offices)		(Zip code)

Kevin O’Reilly, Vice-President, Finance and Accounting; 604-484-4085
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Fortuna Mining Corp. (“Fortuna”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”), and is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Fortuna’s ESTMA report is available on Fortuna’s website at https://www.fortunamining.com/wp-content/uploads/2024/06/2023_estma_report_kor.pdf?time=1723574017 or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 and Exhibit 99.1 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Description
2.01 99.1	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL). Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORTUNA MINING CORP.
(Registrant)

By:	/s/ Luis Dario Ganoza	September 6, 2024
	Name: Luis Dario Ganoza	(Date)
Title: Chief Financial Officer